Exhibit (a)(6)(A)

EXELA TECHNOLOGIES, INC.

Offer to Exchange up to 100,000,000 shares of its Common Stock (in 25 share increments) for

Up to $100,000,000 aggregate principal amount of its 6.00% Senior Notes due 2029

Exela Technologies, Inc. (“we”, “us”, the “Company" or Exela) is offering (the “Offer”) to exchange up to 100,000,000 shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), for 6.00% senior unsecured notes of the Company due March 31, 2029 (the “New Notes”), with each 25 shares of Common Stock being exchangeable in the Offer for a New Note having a principal amount equal to $25.00 (equivalent to $1.00 per share), upon the terms and subject to the conditions set forth in the Offer to Exchange and the related Offer materials (as amended and supplemented from time to time, the “Offer Documents”). Common Stock may only be tendered in increments of 25 shares.

The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer. The following summary is qualified in its entirety by the more detailed information appearing elsewhere in, or incorporated by reference into, the Offer Documents. A more comprehensive summary is available beginning on page 4 of the Offer to Exchange. Capitalized terms used but not otherwise defined in this summary have the meanings assigned to them elsewhere in the Offer Documents.

•	What is the Exchange Offer?

•    In the Exchange Offer, the Company is offering to repurchase shares of Common Stock in 25 share increments and then retiring those shares. The Company is paying $1.00 principal amount of New Notes for each share, thus for each increment of 25 shares, a shareholder will receive $25.00 of New Notes.

• The consideration for the Offer represents an 82% increase over the last reported sales price of our Common Stock as of January 25, 2022, on the Nasdaq Capital Market of $0.55 per share.

• You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

•	If I hold through a brokerage firm (e.g., Schwab, TD Ameritrade, Fidelity, Robinhood, etc.), how do I participate in the Offer?

• To tender your shares in the Exchange Offer, you need to contact your brokerage firm and follow their procedures for instructing them to tender your shares. This is typically found in the messaging center or documents center in your online portal.

• Because it may take some time for the broker to process your instructions, you should contact them far enough in advance of the Expiration Date to enable them to follow your instructions. The Expiration Date is 12:00 midnight, New York City time, on February 24, 2022.

• Shareholders who are not U.S. persons will also have to arrange for payment of any applicable withholding tax through their broker.

• If you are having difficulty in instructing your broker, you may contact our Information Agent for assistance at D.F. King & Co., Inc., Call Toll-Free: (888) 644-6071, Email: exela@dfking.com. However, neither the Company, the Information Agent, nor the Exchange Agent can accept your tender directly, only the broker can tender on your behalf.

• Some helpful links and contact information for popular retail brokerage firms included below.

• Brokerage Firm	• Contact Information
TD Ameritrade	https://robinhood.com/us/en/support/articles/how-to-contact-phone-support/ or https://robinhood.com/contact
Fidelity	https://digital.fidelity.com/ftgw/digital/corporate-actions/
E*Trade	Call 1-800-387-2331
Charles Schwab	https://client.schwab.com/Accounts/EReorg/eReOrgActiveAccountOffers.aspx Call 1-800-435-4000
Sofi Invest	Chat with Invest Support - https://www.sofi.com/chat/v1/web/sofi/?product=invest Call 1-(855) 525-7634
eToro	https://www.etoro.com/en-us/customer-service/

•    How many shares of Common Stock are sought to be exchanged in the Offer? Is it a condition to the Offer?

We are offering to exchange up to 100,000,000 shares of our Common Stock, representing approximately 29% of our shares of Common Stock outstanding as of January 25, 2022. There is no minimum share requirement for this Offer.

•    Why is the Company making the Offer?

The Company believes that the current price for the Common Stock does not reflect the intrinsic value of the Company. In connection with the announcement of its earnings for the third quarter of 2019, the Company announced a ‘debt reduction and liquidity improvement initiative’, whose goal was the increase of the Company’s liquidity by $125 to $150 million and the reduction of debt by $150 to $200 million in the subsequent two years. The purpose of the initiative was to position the Company for long-term success and increased shareholder value.

As of December 31, 2021, the Company had:

•     Raised $407 million of gross equity capital in 2021;

•     Reduced total long-term debt by $454 million in 2021;

•     Settled the appraisal action; and

•     Announced that it was on-track to exceed the free cash flow improvement of $50 million per annum in 2022

The Company believes that the current price for the Common Stock does not reflect these accomplishments or the intrinsic value of the Company. Thus, the Company believes that this offer will benefit its shareholders as follows:

•     those who tender will hold New Notes that have a principal amount value equivalent to $1 per share and pays cash interest at 6% per annum, for seven years, following which the instrument matures and the principal is paid to the instrument holder; the principal amount represents a premium of 82% over the closing price of the Common Stock on January 25, 2022; and

•     those who do not exchange may benefit more from future share value accretion and potential dividends as a result of the reduced number of shares outstanding.

•    What are the effects of the Offer on the ownership structure of the Company?

The main effect that the Offer could have is that holders of Common Stock who do not exchange their shares will see their percentage ownership of our outstanding Common Stock increase, and those interests will be subordinated to the New Notes in respect of the right to receive payment and rights upon liquidation. In addition, depending on the number of shareholders that elect to tender some or all of their shares of Common Stock in the Offer, there may be fewer shares of Common Stock held by non-affiliated shareholders, and there may therefore be fewer transactions in the shares of Common Stock resulting in lower liquidity than currently.

•    When does the Offer expire?

The Offer will expire at 12:00 midnight, New York City time, on February 24, 2022 (unless the Offer is extended).

•    What securities are being sought and what will I receive in the Offer?

Holders of Common Stock are being offered the opportunity to exchange each 25 shares of Common Stock they own for a New Note having a principal amount equal to the $25.00 (equivalent to $1.00 per share) (the “Exchange Ratio”), provided that (1) Common Stock must be tendered in increments of 25 shares, and (2) the aggregate principal amount of the New Notes issued to all tendering stockholders in the Offer will not exceed $100,000,000, upon the terms and subject to the conditions set forth in this Offer to Exchange.

In the event that a number of shares of Common Stock is tendered in the Offer that would require us to issue in excess of $100,000,000 aggregate principal amount of New Notes, then all tenders will be accepted on a pro rata basis (based on increments of 25 shares) such that the aggregate principal amount of the New Notes does not exceed $100,000,000.

•    What are the terms of the New Notes?

The New Notes will mature on March 31, 2029 unless earlier redeemed or repurchased, and 100% of the aggregate principal amount, plus accrued and unpaid interest to, but not including, the maturity date, will be paid at maturity. Interest will accrue at an annual rate equal to 6.00% from and including the Issue Date to, but excluding the maturity date or earlier acceleration or redemption and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2022 and at maturity, to the record holders at the close of business on the immediately preceding March 15, June 15, September 15 and December 15, as applicable (whether or not a business day). The New Notes will be redeemable at our option, in whole or in part, at any time on or after March 31, 2024, at a redemption price of 100% of the outstanding principal amount and on the terms described under “Description of Notes - Optional Redemption”.

The New Notes will be our senior unsecured obligations and will rank equal in right of payment with all of our existing and future senior unsecured and unsubordinated indebtedness. The New Notes will be senior in right of payment with any of our existing and future indebtedness that is expressly subordinated to the New Notes. The New Notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The New Notes will be structurally subordinated to all existing and future indebtedness (including trade payables) of Exela Technologies, Inc.’s subsidiaries (with respect to the assets of such subsidiaries). See “Description of New Notes”.

•    Will the New Notes be freely tradable?

In making the Offer, we are relying on the exemption from the registration requirements of the Securities Act of 1933 contained in Section 3(a)(9) of that Act for the New Notes. Under that exemption, if Common Stock tendered is freely tradable, the New Notes received in the exchange will be freely tradable. If the Common Stock tendered in the exchange is restricted, the New Notes will be restricted to the same degree. Our Common Stock (XELA) is listed on the Nasdaq Capital Market. On January 25, one business day before the announcement of the Offer, the closing per share price for the Common Stock as reported by Nasdaq was $0.55.

We intend to file an application to list the New Notes on either the NYSE American Exchange or Nasdaq under the symbol “XelaA.” If this application is approved, trading in the New Notes is expected to commence within a 30-day period after the approval of listing. However, we cannot assure you that the NYSE American Exchange or Nasdaq will list the New Notes or that any trading market will develop for the New Notes. Until such time, the Notes will trade on the OTC. If a trading market does develop, we cannot assure you as to any price at which the New Notes will trade. See “Risk Factors — There may not be an active trading market for the New Notes”, “Description of Exela’s Common Stock” and “Description of New Notes”.

•    Is there a maximum size of the Offer?

Yes. We will accept up to 100,000,000 shares of Common Stock. This represents approximately 29% of our outstanding Common Stock as of January 25, 2022. If more than 100,000,000 shares are tendered, we will only accept 100,000,000 shares of Common Stock, to be allocated among the tendering stockholders on a pro rata basis (based on increments of 25 shares).

•    Are there any conditions to the Offer?

Yes. The Offer is conditioned on the closing conditions described under in the Offer Documents. We will not be required, but we reserve the right, to waive any of the conditions of the Offer (to the extent permitted by applicable law) and accept for exchange any shares of Common Stock tendered (or, alternatively, we may elect to terminate the Offer) if any of the conditions of the Offer as described under “The Offer — Conditions to the Completion of the Offer” remain unsatisfied.

•    Under what circumstances may the Offer be terminated?

The Offer may be terminated if the conditions to the Offer discussed in this Offer to Exchange are not satisfied or waived or if we so elect. If the Offer is terminated and you previously have tendered shares of Common Stock, such tendered Common Stock will be credited back to an appropriate account promptly following the termination of the Offer without expense to you.

•    How will I be notified if the Offer is extended, amended or terminated?

We, in our sole discretion, may extend the Expiration Date for any reason. If the Offer is extended, amended or terminated, we will promptly make a public announcement by issuing a press release. In the case of an extension, the announcement will be issued no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled expiration date of the Exchange Offer.

•    If I choose to tender my shares of Common Stock for exchange, do I have to tender all of my shares of Common Stock?

No. You may tender all of your shares of Common Stock, a portion of your shares of Common Stock or none of your shares of Common Stock for exchange. See “The Offer — Terms of the Offer”.

•    May I withdraw my tender of shares of Common Stock?

Yes. You can withdraw shares of Common Stock previously tendered for exchange at any time before the Expiration Date. The Expiration Date is 12:00 midnight, New York City time, on February 24, 2022, unless extended as described in the Offer Documents. See “The Offer — Right of Withdrawal”.

•    What happens if I do not participate in the Offer, or if my shares of Common Stock are not accepted in the Offer because of prorating?

If you currently hold shares of Common Stock and do not tender them or if your shares of Common Stock are not accepted in the Offer because of prorating, your shares of Common Stock will continue to be issued and outstanding. See “The Offer — Terms of the Offer” and “The Offer — Prorating”.

•    How will I be taxed on the exchange of my shares of Common Stock?

U.S. Tax Considerations: Receipt of New Notes in redemption of shares of Common Stock will, for U.S. federal income tax purposes, be treated as a taxable transaction for “U.S. Holders” (as defined in the section “Certain Material Income Tax Considerations”). The redemption will be treated as either a sale of the redeemed shares or a dividend paid with respect to your ownership of our stock, with such determination made on a holder by holder basis, taking into account certain facts and circumstances. The U.S. federal income tax consequences of the Offer are complex. You should consult with your own tax advisor regarding the tax consequences of exchanging your shares of Common Stock.

If the redemption of shares of Common Stock from a Non-U.S. Holder (as defined in the section “Certain Material Income Tax Considerations”) is treated as a dividend for U.S. federal income tax purposes, such dividend will be subject to a 30% U.S. withholding tax (unless the Non-U.S. Holder is eligible to claim a lower rate of tax based on qualification for benefits under a tax treaty with the United States). A Non-U.S. Holder that tenders shares of Common Stock pursuant to the Offer will have their shares accepted for exchange pursuant to the Offer only if such Non-U.S. Person pays us an amount sufficient to satisfy our withholding obligation based on an assumption that the exchange of shares pursuant to the Offer constitutes a dividend for U.S. federal income tax purposes. If you are a Non-U.S. Holder, you should consult with your own tax advisor regarding the U.S. and local jurisdiction tax consequences to you of participating in the Offer.

See “Certain Material Income Tax Considerations”.

•    What is the status of the Company's "at-the-market" program?

The Company has suspended all sales under its "at-the-market" program and such sales will remain suspended during the pendency of the Offer.

•    Has the Board of Directors adopted a position on the Offer?

Our Board of Directors has approved the making of the Offer. However, the Board of Directors has not made any recommendation as to whether you should tender your shares of Common Stock pursuant to the Offer. You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

•    What are the interests of our directors, executive officers and affiliates in the Offer?

None of the Company or, to the Company’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock”. The Company does not believe that any director or executive officer that owns shares of Common Stock currently intends to tender such shares in the Offer. As a result, it is possible that one or more of our directors or executive officers that own shares of Common Stock may elect to tender some or all of their shares of Common Stock in the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock”.

•    Who will pay the fees and expenses associated with the Offer?

We will bear all of our fees and expenses incurred in connection with consummating the Offer. No brokerage commissions are payable by the stockholders to the Information Agent, the Exchange Agent or us. See “The Offer — Fees and Expenses”.

•    Who can answer questions concerning the Offer?

Requests for assistance in connection with the tender of your shares of Common Stock pursuant to the Offer may be directed to the Information Agent for the Offer, D.F. King & Co., Inc. at (toll-free) (888) 644-6071 or (collect) (212) 269-5550 or email: exela@dfking.com

For further updates on the Offer, please register your email in the field below.

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